May 22, 2023

VIA EDGAR

Securities and Exchange Commission (the “Commission”)

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fathom Digital Manufacturing Corporation

Request to Withdraw Post-Effective Amendment No. 2

on Form S-3 to Registration Statement (File No. 333-262189)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Fathom Digital Manufacturing Corporation (the “Company”) hereby requests that the above-referenced post-effective amendment to registration statement on Form S-3 (File No. 333-262189) originally filed on April 13, 2023, including all exhibits filed therewith (the “Post-Effective Amendment”), be withdrawn, effective as of the date hereof.

On April 13, 2023, the Company filed the Post-Effective Amendment and an identical post-effective amendment to its later registration statement (File No. 333-262194), intending to combine the prospectuses in the Company’s registration statements with the file numbers 333-262189 and 333-262194 in reliance on Rule 429 under the Securities Act. Under Rule 429, it was only necessary to file the post-effective amendment with respect to the later registration statement (File No. 333-262194) in order to combine the prospectuses and amend each of the two registration statements. Accordingly, the Company has determined to withdraw the Post-Effective Amendment.

The Post-Effective Amendment was not declared effective and none of the Company’s securities has been issued or sold pursuant to the Post-Effective Amendment. The Company is withdrawing the Post-Effective Amendment on grounds that the withdrawal of the Post-Effective Amendment is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Very truly yours,

Fathom Digital Manufacturing Corporation

By:	/s/ Mark Frost
Name:	Mark Frost
Title:	Chief Financial Officer

cc:	Steven J. Gavin, Esq. (Winston & Strawn LLP)